Davis & Gilbert LLP

1740 Broadway

New York, NY 10019

Direct Dial: 212.468.4944

Personal Fax: 212.974.6969

Email: rnorton@dglaw.com

April 12, 2013

Cecelia Blye, Esq., Chief

Office of Global Security Risk

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	WPP plc

Form 20-F for the Fiscal Year Ended December 31, 2011

Filed April 30, 2012

File No. 0-16350

Response letter filed March 12, 2013

Dear Ms. Blye:

On behalf of WPP plc (the “Company”), this letter responds to the comment received from the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated March 26, 2013 (the “Comment Letter”) pertaining to the captioned report on Form 20-F. For ease of reference in this letter, the Commission’s comment contained in the Comment Letter is reproduced in bold in this letter and the corresponding response of the Company is shown below the comment.

1.	We note that your response to comment 1 in our letter dated December 13, 2012 includes information regarding services subsidiaries provided in or relating to Iran. Please clarify for us your statement on page 18 of the 20-F that the Group has no operations in Iran. If you make this statement in future filings, please also make clear that you have Iran-related operations, by adding information about subsidiaries providing services in or relating to Iran.

The statement that the Group has no operations in Iran meant that the Group does not have any offices in, or personnel conducting business from within, that country. As noted in our response letter filed March 12, 2013, Group companies occasionally use third parties to provide services in Iran or book media space within Iran for their clients, and other Group companies occasionally analyze data relating to Iran provided by clients or third parties. In one instance a Group company also provided advertising services outside Iran to a German company owned by an Iranian national.

Cecelia Blye, Esq.

Securities and Exchange Commission

April 12, 2013

If WPP states in future filings that the Group has no operations in Iran we will clarify in any such statement the extent to which subsidiaries provide services in or relating to Iran.

Please do not hesitate to contact the undersigned at (212) 468-4944 if you have any further comments or questions.

Very truly yours,

/s/ Ralph W. Norton

Ralph W. Norton

Cc:	Paul W. G. Richardson

Mark Povey, Esq.

Vicky Brown, Esq.

Curt Myers, Esq.